SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2011

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ/MF) 33.042.730/0001-04

Corporate Registry (NIRE) 3330001159-5

PROPOSAL TO BE SUBMITTED TO THE EXTRAORDINARY SHAREHOLDERS’ MEETING TO BE HELD ON JANUARY 28, 2011

To the Shareholders of
Companhia Siderúrgica Nacional

The Extraordinary Shareholders’ Meeting called for January 28, 2011 will resolve on the merger, by the Company, of its subsidiary CSN Aços Longos S.A., a publicly-held company headquartered at Rod. BR 393 - Lúcio Meira, KM 5,001, s/no, parte, Vila Sta. Cecília, in the city of Volta Redonda, state of Rio de Janeiro, and inscribed in the corporate roll of taxpayers (CNPJ/MF) under no. 05.023.529/0001-44.

Thus, the Company’s Management proposes the following:

(i)                 approval of the Protocol and Justification for the Merger signed by representatives of the Company and CSN Aços Longos S.A., which contains all the conditions and justifications for the merger of CSN Aços Longos by the Company;

(ii)               approval and ratification of the hiring of KPMG Auditores Independentes, a specialized company responsible for the drawing up of the accounting appraisal report of CSN Aços Longos’ shareholders’ equity, to be transferred to CSN;

(iii)             approval of the above-mentioned accounting appraisal report of CSN Aços Longos’ shareholders’ equity on the reference date of December 31, 2010;

(iv)             approval of the merger of CSN Aços Longos by CSN, pursuant to the terms and conditions established by the above-mentioned Protocol and Justification of Merger.

Pursuant to Article 21 of Instruction 481 of December 17, 2009, issued by the Brazilian Securities and Exchange Commission (“CVM Instruction 481/09”), all required information related to KPMG Auditores Independentes, the specialized company recommended by the Company’s Management to draw up the appraisal report of CSN Aços Longos’ shareholders’ equity, is detailed in Attachment I of this proposal.

All documents related to the matters included in the Agenda are available for Shareholders’ consultation at the Company’s headquarters, as well as on the websites of the Brazilian Securities and Exchange Commission – CVM (www.cvm.gov.br), the Securities, Commodities and Futures Exchange – BM&FBovespa (www.bmfbovespa.com.br) and the Company (www.csn.com.br/ri).

BENJAMIN STEINBRUCH

Chairman of the Board of Directors

ATTACHMENT I

INFORMATION ON APPRAISERS

(pursuant to Article 21 of CVM Rule 481, dated December 17, 2009)

1. List of appraisers recommended by the management

KPMG Auditores Independentes, a company established in the city of São Paulo at Rua Dr. Renato Paes de Barros, no 33, inscribed in the roll or corporate taxpayers (CNPJ/MF) under number 57.755.217/0001-29 and originally registered with the Regional Accounting Council of the State of São Paulo under number 2SP014428/O-6 (“KPMG”).

2. Description of the capabilities of the recommended appraisers

KPMG, registered with the CVM under number 00418-9, is a company specialized in equity appraising that has already been hired by Companhia Siderúrgica Nacional and is capable of issuing accounting appraisal reports of shareholders’ equity of the merged company, in accordance with Auditing Standards and Procedures – NPA 14.

With extensive experience in auditing and consulting services, KPMG is widely recognized in the national and international market, offering a consistent series of accounting and financial abilities and skills with profound knowledge in the market segment of each of its customers, one of the company’s most relevant differentials.

3. Copy of the proposal for labor and compensation of the recommended appraisers
See Attachment II

4. Description of any relevant relation existing in the last three (3) years between the recommended appraisers and parties related to the Company, as defined by accounting rules on this subject.

KPMG is the independent auditor of the Company and its subsidiaries and associated companies, the accounts of which are included or reflected in the Company’s consolidated financial statements, in accordance with explanatory note 5 to the financial statements for the fiscal year ended December 31, 2009.

On an annual basis KPMG confirms its independence during the performance of external audits, stating that it has neither provided any professional services nor has identified any other relation that, in its best judgment, could be considered to affect its independence in any way.

ATTACHMENT II

PROPOSAL FOR SERVICES

KPMG AUDITORES INDEPENDENTES

(pursuant to item 3 of Attachment 21 of CVM Rule 481, dated December 17, 2009)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13, 2011

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.